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1AB* 3/3

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-49738

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CROSSBOW INVESTMENTS L.L.C.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1430 BROADWAY SUITE 901
(No. and Street)

NEW YORK	**NY**	**10018**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DEBRA SCHINASI **(212) 582-3044**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN AND COMPANY
(Name - if individual, state last, first, middle name)

529 FIFTH AVENUE, 9TH FLOOR	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 27 2008
Washington, DC
100

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, DEBRA SCHINASI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CROSSBOW INVESTMENTS L.L.C., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER
Title

PAT E. SEARLES-MESIDOR
Notary Public, State of New York
No. 01SE6128426
Qualified in Nassau County
Commission Expires June 13, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

CROSSBOW INVESTMENTS LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2007

CROSSBOW INVESTMENTS LLC
(A Limited Liability Company)
FOR THE YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Crossbow Investments LLC
New York, New York

We have audited the accompanying statement of financial condition of Crossbow Investments LLC (a limited liability company) (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Crossbow Investments LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 20, 2008

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

CROSSBOW INVESTMENTS LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	617,643
Securities owned, at market value		14,847
Other assets		6,830
TOTAL ASSETS	$	639,320

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accrued unincorporated business tax	$	28,406
Unincorporated business tax payable		17,150
Total liabilities		45,556
Commitments (Note 7)		
Members' equity		593,764
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	639,320

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION

Crossbow Investments LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital from such prospective investors. The Company is under common control with Crossbow Investments International LLC, a Delaware limited liability company that has registered as a broker-dealer with the United Kingdom Securities and Futures Authority.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts and investments in money market funds.

Revenue Recognition

Revenues are recognized when the Company has obtained legally binding commitments from investors related to the purchase of investment interests. Additionally, the Company recognizes revenue for marketing activity fees.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 3. SOURCE OF REVENUES

The Company has entered into an agreement with a single third party, from which it receives fees for its marketing activities. During the year ended December 31, 2007, Company received all of its revenues from the third party.

NOTE 4. MEMBERS' COMPENSATION

During the year ended December 31, 2007, the members withdrew as compensation $535,000.

NOTE 5. INCOME TAXES

As a limited liability company, the Company is treated as a partnership for Federal and state income tax purposes. Accordingly, no provision has been made for income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax returns of the members, who are responsible for any taxes thereon. The Company is subject to the New York City Unincorporated Business Tax.

NOTE 6. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital (as defined), and that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2007, the Company had net capital of approximately $574,000, which exceeds the Company's minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.08 to 1 at December 31, 2007.

NOTE 7. COMMITMENTS

The Company leases its office premises under an operating lease expiring on March 1, 2009. Rent expense during 2007 amounted to $31,638. The approximate future minimum rental payments required under this lease as of December 31, 2007 are summarized below.

Year ending December 31:	
2008	$ 36,000
2009	6,000
Total	$ 42,000

NOTE 8. CONCENTRATIONS

The Company's investments in money market funds represent a significant portion of its members' equity. The Company does not believe there is any significant risk with respect to these investments.

END